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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2003



                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                  WACOAL CORP.

                                    Form 6-K

                                TABLE OF CONTENTS


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Item 1.    Announcement Regarding Revised Forecast of Financial Results          3

Signature                                                                        5


Exhibit Index                                                                    6

Exhibit 1     Announcement Regarding Revised Forecast of Financial Results       1
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Item 1. ANNOUNCEMENT REGARDING REVISED FORECAST OF FINANCIAL RESULTS

      On April 15, 2003 we announced our revised forecast of our financial results for the fiscal year ended March 31, 2003 (April 1, 2002 - March 31,
2003). Attached as Exhibit 1 hereto is an English translation of this announcement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      The attached notice regarding our revised forecast of financial results contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "Revised Forecast of Consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002 - March 31, 2003)", "Revised Forecast of Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002 - March 31, 2003)", and elsewhere in the attached notice.

      Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached notice. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

      - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

      - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

      - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

      - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in China and other lower-cost countries, and through other efforts;

      - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

      - Our ability to further develop our catalog and Internet sales capabilities;

      - Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationships with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

      -     Effects of seasonality on our business and performance;

      -     Our ability to maintain adequate liquidity and capital resources;


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      -     Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

      - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

      The information contained in the section entitled "Item 3 - Key Information - Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached notice. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

      We undertake no obligation to update any forward-looking statements contained in the attached notice, whether as a result of new information, future events or otherwise.


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           WACOAL CORP.
                                           (Registrant)



                                           By:      /s/  Nobuhiro Matsuda
                                               ---------------------------------
                                               Nobuhiro Matsuda
                                               Corporate Officer
                                               Director of Finance, Corporate
                                               Planning

Date: April 21, 2003


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                                  EXHIBIT INDEX

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Exhibit 1      Announcement Regarding Revised Forecast of Financial Results       1
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